Exhibit (a)(1)(iii)

OFFER TO PURCHASE

Up to 1,385,366 Shares of Common Stock

At a Cash Purchase Price of 92% of Net Asset Value Per Share by

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON APRIL 3, 2013 UNLESS MACQUARIE EXTENDS THE OFFER.

March 6, 2013

To	Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Macquarie Global Infrastructure Total Return Fund Inc., a closed-end management investment company organized under the laws of the state of Maryland (the “Fund” or “we”), is proposing to purchase for cash up to 1,385,366 (approximately 10%) of its issued and outstanding shares of common stock, par value $0.001 per share, at a price per share equal to 92% of the net asset value (“NAV”) per share, determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the offer expires (the “Pricing Date”, and such price, expressed as a percentage of NAV per share, the “Purchase Price”), net to the seller in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 6, 2013, and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

All shares validly tendered before the Expiration Date (as specified in Section 1 of the offer to purchase) and not properly withdrawn will be purchased by the Fund at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration provisions thereof. All shares that the Fund does not accept for purchase because of proration will be returned at the Fund’s expense to the stockholders that tendered such shares promptly after the Expiration Date.

As described in the offer to purchase, if more than 1,385,366 shares, or such greater number of shares as the Fund may elect to purchase in accordance with applicable law, are validly tendered and not properly withdrawn before the Expiration Date, then the Fund will purchase validly tendered shares tendered at the Purchase Price on a pro rata basis with appropriate rounding adjustments to avoid purchases of fractional shares, as provided in the offer to purchase.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6 of the offer to purchase.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to purchase, dated March 6, 2013;

2.	Letter to Clients, which you may send to your clients for whom you hold shares registered in your name or in the name of your nominee, with an accompanying Instruction Form provided for obtaining such clients’ instructions with regard to the Offer; and

3.	Letter of Transmittal, for your use and for the information of your clients, together with accompanying instructions, Substitute Form W-9, Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 3, 2013, UNLESS THE FUND EXTENDS THE OFFER.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Offer other than fees paid to the information agent, as described in the offer to purchase. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of shares held by them as a nominee or in a fiduciary capacity. We will pay or cause to be paid any stock transfer taxes applicable to our purchase of shares pursuant to the Offer, except as otherwise provided in the offer to purchase and letter of transmittal (see Instruction 7 of the letter of transmittal). No broker, dealer, bank, trust company or fiduciary shall be deemed to be an agent of the Fund, the information agent or the depositary or any affiliate of the foregoing for purposes of the Offer.

For shares to be validly tendered pursuant to the Offer, The Colbent Corporation, the depositary for the Offer, must timely receive the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed letter of transmittal, including any required signature guarantees or an “agent’s message” (as defined in the offer to purchase and the letter of transmittal) and any other documents required pursuant to the Offer, all in accordance with the instructions set forth in the offer to purchase and letter of transmittal.

None of the Fund, its Board of Directors, its investment adviser or the information agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering all or any shares or as to the price or prices at which to tender. Holders of shares must make their own decision as to whether to tender shares and, if so, how many shares to tender and at which price or prices. The Offer is not being made to, nor will the Fund accept tenders from, holders of shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Please address any inquiries you may have with respect to the Offer to the information agent, AST Fund Solutions, LLC, at its address set forth on the back cover page of the offer to purchase and telephone number set forth below.

You may obtain additional copies of the enclosed material from AST Fund Solutions, LLC by calling them at: (800) 331-7024.

Capitalized terms used but not defined herein have the meanings assigned to them in the offer to purchase and the letter of transmittal.

Very truly yours,

Macquarie Global Infrastructure Total Return Fund Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF THE FUND, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.